Exhibit 99.4

March 10, 2021

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856), Form F-3 (No. 333-225687) and Form F-10 (No. 333-237671) of Franco-Nevada Corporation (the company) of our report dated March 10, 2021 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 to the company’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 10, 2021.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1416 863 1133,, F: +1 +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.